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                            JOINT FILING AGREEMENT
                            ----------------------

THIS AGREEMENT dated the 11th day of June, 1998.

WHEREAS:

A. Drummond Financial Corporation ("Drummond") is the beneficial holder of 1,070,320 shares of common stock of ICHOR Corporation ("ICHOR") and MFC Bancorp Ltd. ("MFC") is the indirect beneficial holder of 402,500 shares of 5% Cumulative Redeemable Convertible Preferred Stock, Series 1 and a further 3,570,320 shares of common stock of ICHOR (including the shares of common stock held by Drummond); and

B. Each of MFC and Drummond (each a "Filer" and collectively, the "Filers") are responsible for filing a Schedule 13D/A (the "Schedule 13D/A") relating to the disposition of the shares of common stock of ICHOR, pursuant to U.S. securities laws;

NOW THEREFORE THE PARTIES AGREE AS FOLLOWS:

1. Each Filer covenants and agrees that it is individually eligible to use the Schedule 13D/A which is to be filed;

2. Each Filer is individually responsible for the timely filing of any amendments to the Schedule 13D/A, and for the completeness and accuracy of the information concerning themselves, but is not responsible for the completeness and accuracy of any of the information contained in the
    Schedule 13D/A as to any other Filer, unless such Filer knows or has reason to believe that the information is inaccurate;

3. This Schedule 13D/A contains the required information with regard to each Filer and indicates that it is filed on behalf of all Filers; and

4. Each Filer agrees that the Schedule 13D/A to which this Joint Filing Agreement is attached as Exhibit 1 is filed on its behalf.

IN WITNESS WHEREOF the parties have duly executed this Joint Filing Agreement.


MFC BANCORP LTD.                              DRUMMOND FINANCIAL CORPORATION

By: /s/ Michael J. Smith                      By: /s/ Michael J. Smith
    ---------------------------                   --------------------------
    Michael J. Smith, President                   Michael J. Smith, Director